FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Deacon, Cary L.	2. Date of Event Requiring Statement Month/Day/Year 03/19/03	4. Issuer Name and Ticker or Trading Symbol Raindance Communications, Inc. (RNDC)
(Last) (First) (Middle) 27615 Woodside Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer Other (give title below) (specify below)	6. If Amendment, Date of Original (Month/Day/Year)
(Street) Shorewood, MN 55331			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

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FORM 3 (continued)	Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock option (right to buy)	04/19/03(1)	03/18/13	Common Stock	60,000	$2.07	D

Explanation of Responses:

(1) Grant to Reporting Person on March 19, 2003 of a non-statutory sotck option to purchase shares of Common Stock under the Issuer's 2000 Equity Incentive Plan. The option vests in equal monthly installments over a period of three (3) years from the date of grant. The option expires ten (10) years from the date of grant.

By: /s/ Stephanie A. Anagnostou Stephanie A. Anagnostou, Attorney In Fact **Signature of Reporting Person	03/21/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

March 19, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

To Whom It May Concern:
By means of this letter, I authorize Stephanie Anagnostou, Paul Berberian, Nicholas Cuccaro and Kenneth Mesikapp, and Mila Birnbaum, of Raindance Communications, Inc. or if such persons are unavailable, Robin Lee and Michael Platt, of Cooley Godward LLP, or any one of them individually, to:
1. execute on my behalf, in my capacity as an officer and/or director of Raindance Communications, Inc. (the "Company"), all forms required pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder;
2. do and perform any and all acts on my behalf which may be necessary or desirable to complete and execute any such forms, complete and execute any amendments thereto and timely file such forms with the United States Securities and Exchange Commission and any stock exchange or similar authority; and
3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such person, may be of benefit to me, in my best interest or legally required of me, it being understood that the documents executed by such person on my behalf pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such person may approve in his or her discretion.
I acknowledge that the above named persons, in serving as attorneys-in-fact at my request, are not assuming, nor is the Company assuming, any of my responsibilities to comply with Section 16 of the Exchange Act and the rules thereunder.  This authorization will remain in effect until revoked in writing by me.
Yours truly,

/s/ Cary L. Deacon
[Signature]

Cary L. Deacon
[Print Name]